Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    23
Notes to the Consolidated Financial Statements    28

Dear fellow shareholders,

Q3 2025 Review

Sprott’s Assets Under Management (“AUM”) were $49.1 billion as at September 30, 2025, up 23% from $40 billion as at June 30, 2025 and up 56% from $31.5 billion as at December 31, 2024. Subsequent to quarter-end, as at October 31, 2025, AUM increased an additional 4% to $51 billion.

Net income for the quarter was $13.2 million ($0.51 per share), up 4% from $12.7 million ($0.50 per share) for the quarter ended September 30, 2024 and was $38.6 million ($1.50 per share) on a year-to-date basis, up 3% from $37.6 million ($1.48 per share) for the nine months ended September 30, 2024.

Adjusted EBITDA was $31.9 million ($1.24 per share) for the quarter, up 54% from $20.7 million ($0.81 per share) for the quarter ended September 30, 2024 and $79.3 million ($3.07 per share) on a year-to-date basis, up 26% from $62.8 million ($2.47 per share) for the nine months ended September 30, 2024.

During the quarter and on a year-to-date basis our AUM, net income and adjusted EBITDA benefited from market value appreciation across our product suite, driven by rising precious metals prices and strong performance in our managed equities segment. We also reported $1.1 billion in net sales during the quarter and $2.7 billion on a year-to-date basis, concentrated largely in our physical trusts. September was the best sales month in company history, with $879 million of inflows spread across 20 different investment strategies. Subsequent to quarter- end, as of October 31, 2025, net sales for the ten months of the year were $3.5 billion.

Rising investor demand and a tariff-related dislocation between the New York and London silver markets drove precious metals prices during the third quarter. Gold gained 16.8% in the period and is up 52.5% for the ten months ended October 31, 2025. Silver prices played catch up to gold, rising 29.2% during the quarter and 68.5% for the ten months ended October 31, 2025. Platinum and palladium were up 15.9% and 14%, respectively, in the quarter and 73.5% and 57.6% for the ten months ended October 31, 2025.

Given the strength of our financial results and our confidence in Sprott’s future, with our core positioning in precious metals and critical materials investments, our board of directors has declared a third quarter dividend of
$0.40 per share, an increase of 33%.

Our managed equities strategies continue to deliver exceptional performance with our flagship Sprott Gold Equity Fund posting a gain of 44% during the quarter and 105.1% for the ten months ended October 31, 2025. While net inflows to the category have been modest, we are confident that investors will not be able to ignore the compelling fundamentals for much longer.

Critical Materials

During the third quarter of 2025, our critical materials investments delivered strong performance. The Sprott Critical Materials ETF (“SETM”) posted a quarterly return of 44%, significantly outperforming broader market indices.

The U.S. government has significantly ramped up its intervention in critical materials markets throughout 2025, implementing a multi-pronged strategy to secure supply and reduce reliance on foreign sources, particularly China. The Trump administration is moving aggressively on this track, even taking equity positions in critical materials miners. Not to be outdone, the big banks are also getting in on the act. J.P. Morgan recently launched a $1.5 trillion “Security and Resiliency Initiative”, aimed at bolstering U.S. national security through strategic investments in critical industries.

The Sprott Physical Uranium Trust (“SPUT”) has been very active raising new capital through its “at the market” program to further increase its stockpile of physical uranium. During the quarter, we raised $329.2 million and purchased 4.4 million pounds of uranium.

A Growing ETF Franchise

Since 2022, the year we completed the acquisition of the North Shore Global Uranium Mining ETF (“URNM”), the AUM in our ETF business has increased from under $400 million to more than $4.5 billion. Earlier this year, we expanded our ETF offerings with the launch of three new ETFs that capitalize on the expertise of our investment team, including two active ETFs. We are very pleased with the reception these new strategies have received as they delivered strong performance while reaching key AUM thresholds more quickly than any of our prior ETF launches.

2

The “Re-basement” Trade

After gold rested around $3,300 an ounce for four months, precious metals resumed their advance with urgency in late August, driven by what is now widely called the “De-basement Trade”. While the U.S. administration’s attack on the Federal Reserve Board’s independence was a clear headline, a much broader global concern appears in play. In early October, gold broke above its inflation-adjusted high of $3,900 an ounce on the news of a new prime minister in Japan and the third prime ministerial resignation in France in three months. As our Chief Strategist, Paul Wong, noted Japan is often viewed as a bellwether of structural macro trends for Western markets due to its loose monetary policy, high debt and aging demographics. There are also many financial market linkages such as the yen carry trade, capital flows, and asset allocation from massive Japanese pensions and insurers. Japan’s new Prime Minister Takaichi is considered an “Abenomics” disciple. The three pillars of former Prime Minister Abe’s economic plan were: 1) aggressive monetary policy (ZIRP/NIRP); 2) flexible fiscal policy (huge stimulus); and 3) structural reforms (deregulation). The main macro takeaway from Abenomics was that yields were forced lower, the yen weakened and equity markets soared. In the case of France, the second largest member of the European Monetary Union, but not a fiscal union, the country continues to be a source of stress episodes. Fearing global monetary and fiscal policies driving ever-rising sovereign debt levels, investors have sought safety in hard assets like precious metals.

Looking ahead, we expect the “de-basement trade” to persist until we reach the “re-basement trade”, which we would define as the return of some sort of gold backing for sovereign debt. With little hope of getting government spending and the U.S. Federal debt under control, we believe the Trump administration will seek to leverage its gold reserves to strengthen the U.S. balance sheet without issuing new debt or raising taxes. If the gold held by the Federal Reserve (currently valued at $42.22 per ounce) was valued at current market prices it would be worth approximately $1 trillion. Some economists favored by President Trump, such as Judy Shelton, have floated the idea of Treasury trust bonds backed by gold. This has been touted as a return to sound money policies, with a global reserve currency backed by gold and protected from a steady decline in purchasing power. While we don’t claim to know what the Trump administration will do next, they clearly appear to be fans of gold. As President Trump posted on Truth Social on April 20th, 2025,“The Golden Rule Of Negotiating And Success: He Who has the gold makes the rules. Thank you!” What better time for them to daylight a hidden asset on the nation’s balance sheet, and reassert the U.S. dollar as the global reserve currency, than next July during the U.S.'s celebration of 250 years of independence?

Outlook

The rise in gold and silver prices this year has been dramatic and the recent sharp technical correction was not unexpected. However, our view is that while gold may be technically overbought, it is chronically under-owned. Despite the recent inflows into physically backed gold ETFs, most US investors are still significantly underweight gold in their portfolios. Just a slight increase in this allocation could have a dramatic impact on the price. At the same time, the price-insensitive buying of central banks is likely to persist as it is driven by the ongoing restructuring of global trade and military alliances. The appeal of precious metals increases in uncertain times and we expect the reshaping of the current world order to continue for some time with the ultimate outcome unknown.

At Sprott, we are pleased to be delivering steadily improving results and investment performance. With our core positioning in precious metals and critical materials we believe we are well positioned to benefit from the powerful global trends outlined above. Our team of owner operators has worked hard to position us for this opportunity and we are now focused on executing to create value for our clients and fellow shareholders.

As always, we are grateful for your support. We look forward to reporting to you on our progress in the quarters ahead.

Sincerely,
Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three and nine months ended September 30, 2025

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott Inc. (the "Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated November 4, 2025, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at September 30, 2025, compared with December 31, 2024, and the consolidated results of operations for the three and nine months ended September 30, 2025, compared with the three and nine months ended September 30, 2024. The board of directors of the Company approved this MD&A on November 4, 2025. All note references in this MD&A are to the notes to the Company's September 30, 2025 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at September 30, 2025, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and nine months ended September 30, 2024.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
Trust unit issuances and ETF unit ‘creations’
The primary manner in which inflows arise in our exchange listed products segment is through: (1) units of our physical trusts being issued through at-the-market (“ATM”) transactions and, secondary public and private offerings and (2) new 'creations' of ETF units.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) fund acquisitions; (2) new AUM from fund launches; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net fees
Net fees are calculated as: (1) total management fees net of fund expense recoveries, fund expenses and direct payouts and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

6

EBITDA, adjusted EBITDA and adjusted EBITDA margin
Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: “adjusted base EBITDA” to “adjusted EBITDA”. The change was made to simplify wording and there was no impact to the underlying calculation.
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts for items noted in the below reconciliation table. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenues.
EBITDA, adjusted EBITDA and adjusted EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margins are a key indicator of the Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, or adjusted EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA and adjusted EBITDA margin measures are determined:

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Net income for the period	13,159	12,697	38,617	37,614
Net income margin (1)	20%	27%	22%	28%
Adjustments:
Interest expense	261	933	827	2,478
Provision for income taxes	4,109	5,698	13,263	14,899
Depreciation and amortization	647	502	1,825	1,621
EBITDA	18,176	19,830	54,532	56,612
Adjustments:
(Gain) loss on investments (2)	(7,012)	(937)	(11,249)	(3,879)
Stock-based compensation (3)	22,374	4,806	47,217	13,829
Foreign exchange (gain) loss	(666)	1,028	3,151	1,318
Severance, new hire accruals and other	111	58	195	58
Revaluation of contingent consideration	—	—	—	(580)
Carried interest and performance fees	(1,757)	(4,110)	(16,564)	(4,808)
Carried interest and performance fee payouts (4)	690	—	1,988	251
Adjusted EBITDA (5)	31,916	20,675	79,270	62,801
Adjusted EBITDA margin (6)	65%	58%	62%	58%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 20% in the quarter and 97% on a year-to-date basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Includes both internal and external carried interest and performance fee payouts.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(6) Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($359) for the three months ended September 30, 2024 and ($1,094) for the nine months ended September 30, 2024.

7

Business overview
Our reportable operating segments are as follows:

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

8

Business development and outlook
In the third quarter of the year, the Company launched the Sprott Active Metal & Miners ETF ("METL"), an active ETF leveraging Sprott’s specialized metals and mining leadership to invest in companies across the industry lifecycle. AUM as of September 30, 2025 for this product stood at $20 million.

In the second quarter of the year, the Sprott Physical Uranium Trust ("SPUT") closed a $200 million bought deal financing and a $25.6 million non-brokered private placement.

In the first quarter of the year, the Company launched two new precious metals ETFs, the Sprott Silver Miners & Physical Silver ETF (“SLVR”) and the Sprott Active Gold & Silver Miners ETF (“GBUG”). Investor interest in both these products has been strong throughout the year with AUM as of September 30, 2025 for these products standing at $343 million and $105 million, respectively.

The rise in gold and silver prices this year has been dramatic and the recent sharp technical correction was not unexpected. However, our view is that while gold may be technically overbought, it is chronically under-owned. Despite the recent inflows into physically backed gold ETFs, most US investors are still significantly underweight gold in their portfolios. Just a slight increase in this allocation could have a dramatic impact on the price. At the same time, the price-insensitive buying of central banks is likely to persist as it is driven by the ongoing restructuring of global trade and military alliances. The appeal of precious metals increases in uncertain times and we expect the reshaping of the current world order to continue for some time with the ultimate outcome unknown.

Subsequent to quarter-end, as at October 31, 2025, AUM was $51 billion, up 4% from $49.1 billion as at September 30, 2025.
Our performance subsequent to quarter-end was the result of $1.2 billion of market value appreciation, primarily in our precious metals physical trusts and $793 million in net inflows to our physical trusts.

9

Results of operations
Summary financial information

(In thousands $)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Management fees	50,710	44,446	39,989	41,441	38,968	38,325	36,603	34,485
Fund expense recoveries	(386)	(327)	(279)	(280)	(275)	(260)	(231)	(241)
Fund expenses	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)
Direct payouts	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)
Carried interest and performance fees	1,757	14,807	—	2,511	4,110	698	—	503
Carried interest and performance fee payouts	(690)	(1,298)	—	(830)	—	(251)	—	(222)
Net fees	46,742	53,220	35,644	38,573	38,935	34,447	32,677	31,042

Commissions	3,816	1,725	286	819	498	3,332	1,047	1,331
Commission expense - internal	(329)	(180)	(52)	(146)	(147)	(380)	(217)	(161)
Commission expense - external	(1,801)	(779)	(47)	(290)	(103)	(1,443)	(312)	(441)
Net commissions	1,686	766	187	383	248	1,509	518	729

Finance income	1,583	1,213	1,402	1,441	1,574	4,084	1,810	1,391
Co-investment income	234	280	151	296	418	416	274	170
Less: Carried interest and performance fees (net of payouts)	(1,067)	(13,509)	—	(1,681)	(4,110)	(447)	—	(281)
Total net revenues (1)	49,178	41,970	37,384	39,012	37,065	40,009	35,279	33,051
Add: Carried interest and performance fees (net of payouts)	1,067	13,509	—	1,681	4,110	447	—	281
Gain (loss) on investments	7,012	2,703	1,534	(3,889)	937	1,133	1,809	2,808
Fund expenses (2)	4,579	3,478	2,511	2,998	2,488	4,100	2,546	2,641
Direct payouts (3)	2,890	3,187	1,654	2,537	1,630	2,039	1,678	1,666
Fund expense recoveries	386	327	279	280	275	260	231	241
Total revenues	65,112	65,174	43,362	42,619	46,505	47,988	41,543	40,688

Compensation	38,550	33,825	19,597	19,672	18,547	19,225	17,955	17,096
Direct payouts (3)	(2,890)	(3,187)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)	(1,666)
Severance, new hire accruals and other	(111)	(32)	(52)	(166)	(58)	—	—	(179)
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (4)	(16,598)	(12,758)	(412)	71	(114)	(252)	(155)	(157)
Net compensation	18,951	17,848	17,479	17,040	16,745	16,934	16,122	15,094
Net compensation ratio	39%	43%	47%	44%	46%	44%	47%	47%

Fund expenses (2)	4,579	3,478	2,511	2,998	2,488	4,100	2,546	2,641
Direct payouts (3)	2,890	3,187	1,654	2,537	1,630	2,039	1,678	1,666
Severance, new hire accruals and other	111	32	52	166	58	—	—	179
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (4)	16,598	12,758	412	(71)	114	252	155	157
Selling, general, and administrative ("SG&A")	4,473	4,825	4,127	4,949	4,612	5,040	4,173	3,963
Interest expense	261	286	280	613	933	715	830	844
Depreciation and amortization	647	637	541	600	502	568	551	658
Foreign exchange (gain) loss	(666)	3,263	554	(2,706)	1,028	122	168	1,295
Other (income) and expenses	—	—	—	—	—	(580)	—	3,368
Total expenses	47,844	46,314	27,610	26,126	28,110	29,190	26,223	29,865
Net income	13,159	13,501	11,957	11,680	12,697	13,360	11,557	9,664
Net income per share	0.51	0.52	0.46	0.46	0.50	0.53	0.45	0.38
Adjusted EBITDA (5)	31,916	25,453	21,901	22,362	20,675	22,375	19,751	18,759
Adjusted EBITDA per share	1.24	0.99	0.85	0.88	0.81	0.88	0.78	0.75
Total assets	466,169	439,429	386,131	388,798	412,477	406,265	389,784	378,835
Total liabilities	121,441	93,955	59,986	65,150	82,198	90,442	82,365	73,130

Total AUM	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742
Average AUM	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109
(1) Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; Q2 2024 - $650; Q1 2024 - $465; and Q4 2023 - $749.
(2) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(3) Includes direct payouts, internal carried interest and performance fee payouts and commission payouts - internal. Together, these amounts are included in "Compensation" on the income statement.
(4) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 20% in the quarter and 97% on a year-to-date basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

10

AUM summary
AUM was $49.1 billion as at September 30, 2025, up 23% from $40 billion as at June 30, 2025 and up 56% from $31.5 billion as at December 31, 2024. On a three and nine months ended basis, we benefited from market value appreciation across our fund products and positive net inflows to our physical trusts. Subsequent to quarter-end, as at October 31, 2025, AUM was $51 billion, up 4% from $49.1 billion as at September 30, 2025. Our performance subsequent to quarter-end was the result of $1.2 billion of market value appreciation, primarily in our precious metals physical trusts and $793 million in net inflows to our physical trusts.

3 months results

(In millions $)	AUM Jun. 30, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	11,963	146	2,003	—	14,112	0.35%
- Physical Silver Trust	6,930	356	2,052	—	9,338	0.45%
- Physical Gold and Silver Trust	6,064	—	1,245	—	7,309	0.40%
- Precious Metals ETFs	691	196	329	—	1,216	0.32%
- Physical Platinum & Palladium Trust	353	76	56	—	485	0.50%
	26,001	774	5,685	—	32,460	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,436	329	250	—	6,015	0.31%
- Critical Materials ETFs	2,490	(111)	821	—	3,200	0.51%
- Physical Copper Trust	102	—	2	—	104	0.33%
	8,028	218	1,073	—	9,319	0.37%

Total exchange listed products	34,029	992	6,758	—	41,779	0.39%

Managed equities (3)	3,883	63	1,271	(46)	5,171	0.81%

Private strategies	2,129	8	1	—	2,138	0.84%

Total AUM (4)	40,041	1,063	8,030	(46)	49,088	0.46%

9 months results

(In millions $)	AUM Dec. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	1,238	4,266	—	14,112	0.35%
- Physical Silver Trust	5,227	749	3,362	—	9,338	0.45%
- Physical Gold and Silver Trust	5,013	(188)	2,484	—	7,309	0.40%
- Precious Metals ETFs	354	309	551	2	1,216	0.32%
- Physical Platinum & Palladium Trust	168	194	123	—	485	0.50%
	19,370	2,302	10,786	2	32,460	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,862	562	591	—	6,015	0.31%
- Critical Materials ETFs	2,020	(16)	1,196	—	3,200	0.51%
- Physical Copper Trust	90	(1)	15	—	104	0.33%
	6,972	545	1,802	—	9,319	0.37%

Total exchange listed products	26,342	2,847	12,588	2	41,779	0.39%

Managed equities (3)	2,873	9	2,362	(73)	5,171	0.81%

Private strategies	2,320	(190)	8	—	2,138	0.84%

Total AUM (4)	31,535	2,666	14,958	(71)	49,088	0.46%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (56%), high net worth managed accounts (38%) and U.S. value strategies (6%).
(4) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

11

Key revenue lines
Management, carried interest and performance fees
Management fees were $50.7 million for the quarter, up 30% from $39 million for the quarter ended September 30, 2024 and $135.1 million on a year-to-date basis, up 19% from $113.9 million for the nine months ended September 30, 2024. Carried interest and performance fees were $1.8 million in the quarter, down 57% from $4.1 million for the quarter ended September 30, 2024 and $16.6 million on a year-to-date basis, up from $4.8 million for the nine months ended September 30, 2024. Net fees were $46.7 million for the quarter, up 20% from $38.9 million for the quarter ended September 30, 2024 and $135.6 million on a year-to-date basis, up 28% from $106.1 million for the nine months ended September 30, 2024. Our revenue performance in the quarter and on a year-to-date basis was due to a combination of higher average AUM on market value appreciation and inflows to our precious metals physical trusts, performance fees generated in our managed equities segment this quarter, and last quarter's carried interest earned in a legacy fixed-term exploration LP.
Commission revenues
Commission revenues were $3.8 million for the quarter, up from $0.5 million for the quarter ended September 30, 2024 and $5.8 million on a year-to-date basis, up 19% from $4.9 million for the nine months ended September 30, 2024. Net commissions were $1.7 million for the quarter, up from $0.2 million for the quarter ended September 30, 2024 and $2.6 million on a year-to-date basis, up 16% from $2.3 million for the nine months ended September 30, 2024. Commission revenue increased in the quarter and on a year-to-date basis, primarily due to higher ATM activity in our physical uranium trust.
Finance income
Finance income was $1.6 million for the quarter, largely flat from the quarter ended September 30, 2024 and $4.2 million on a year-to-date basis, down 44% from $7.5 million for the nine months ended September 30, 2024. Finance income was largely flat in the quarter and decreased on a year-to-date basis mainly due to last year's syndication activity in the first half of the year in our private strategies segment.

Key expense lines
Compensation
Net compensation expense was $19 million for the quarter, up 13% from $16.7 million for the quarter ended September 30, 2024 and $54.3 million on a year-to-date basis, up 9% from $49.8 million for the nine months ended September 30, 2024. The increase in the quarter and on a year-to-date basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 39% in the quarter (September 30, 2024 - 46%) and 42% on a year-to-date basis (September 30, 2024 - 45%).
Stock-based compensation expense was $22.4 million for the quarter, up $17.6 million from $4.8 million for the quarter ended September 30, 2024 and $47.2 million on a year-to-date basis, up $33.4 million from $13.8 million for the nine months ended September 30, 2024. The increase in the quarter and on a year-to-date basis was primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 20% in the quarter and 97% on a year-to-date basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period. As at September 30, 2025, the total dollar amount of shares (net of tax) that management estimates will be paid on December 31, 2025 is 49% lower than the estimates noted above. The total number of shares management estimates will be paid on December 31, 2025 is 1.9% of the Company's total NYSE/TSX float.
SG&A
SG&A expense was $4.5 million for the quarter, down 3% from $4.6 million for the quarter ended September 30, 2024 and $13.4 million on a year-to-date basis, down 3% from $13.8 million for the nine months ended September 30, 2024. The decrease in the quarter and on a year-to-date basis was primarily due to lower technology costs.

12

Earnings
Net income for the quarter was $13.2 million ($0.51 per share), up 4% from $12.7 million ($0.50 per share) for the quarter ended September 30, 2024 and was $38.6 million ($1.50 per share) on a year-to-date basis, up 3% from $37.6 million ($1.48 per share) for the nine months ended September 30, 2024. Our net income performance was primarily due to a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year, largely offsetting much of the net income we otherwise generated on market value appreciation and inflows to our precious metals physical trusts and carried interest and performance fee crystallizations in our managed equities segment. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 20% in the quarter and 97% on a year-to-date basis. In contrast, last year we had an equity-settled stock program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.
Adjusted EBITDA was $31.9 million ($1.24 per share) for the quarter, up 54% from $20.7 million ($0.81 per share) for the quarter ended September 30, 2024 and $79.3 million ($3.07 per share) on a year-to-date basis, up 26% from $62.8 million ($2.47 per share) for the nine months ended September 30, 2024. Adjusted EBITDA in the quarter and on a year-to-date basis benefited from higher average AUM on market value appreciation and inflows to our precious metals physical trusts.

Additional revenues and expenses
Investment gains were $7 million for the quarter, up from investment gains of $0.9 million for the quarter ended September 30, 2024 and on a year-to-date basis, investment gains were $11.2 million, up from investment gains of $3.9 million for the nine months ended September 30, 2024. Investment gains in the quarter and on a year-to-date basis were mainly driven by market value appreciation of our co-investments.
Depreciation of property and equipment was $0.6 million for the quarter, up 29% from $0.5 million for the quarter ended September 30, 2024 and $1.8 million on a year-to-date basis, up 13% from $1.6 million for the nine months ended September 30, 2024.
Balance sheet
Total assets were $466.2 million, up 20% from $388.8 million as at December 31, 2024. The increase was primarily due to higher cash and receivable balances from increased earnings. Total liabilities were $121.4 million, up 86% from $65.2 million as at December 31, 2024. The increase was primarily due to higher stock-based compensation payable as a result of a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 20% in the quarter and 97% on a year-to-date basis. Total shareholder's equity was $344.7 million, up 7% from $323.6 million as at December 31, 2024.

13

Reportable operating segments
Exchange listed products

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024

Management fees	37,248	27,268	97,634	78,813
Fund expenses	(2,066)	(1,955)	(5,937)	(5,819)
Net fees	35,182	25,313	91,697	72,994

Commissions	3,476	100	4,895	3,542
Commission expense - internal	(231)	(8)	(336)	(286)
Commission expense - external	(1,735)	(50)	(2,456)	(1,694)
Net commissions	1,510	42	2,103	1,562

Finance income	—	116	—	313
Co-investment income	—	—	—	29
Total net revenues	36,692	25,471	93,800	74,898
Gain (loss) on investments	1,997	395	3,101	2,692
Fund expenses (1)	3,801	2,005	8,393	7,513
Direct payouts (2)	231	8	336	286
Total revenues	42,721	27,879	105,630	85,389

Net compensation	5,806	4,414	15,869	12,852
Fund expenses (1)	3,801	2,005	8,393	7,513
Direct payouts (2)	231	8	336	286
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (3)	4,254	—	7,399	—
SG&A	1,865	1,698	5,442	4,936
Interest expense	—	332	92	1,058
Depreciation and amortization	36	34	105	98
Foreign exchange (gain) loss	(695)	480	2,086	139
Other (income) and expenses	—	—	—	(580)
Total expenses	15,298	8,971	39,722	26,302

Income before income taxes	27,423	18,908	65,908	59,087
Adjusted EBITDA (4)	30,549	20,021	77,085	59,245
Adjusted EBITDA margin	83%	79%	82%	79%

Total AUM	41,778,504	27,780,581	41,778,504	27,780,581
Average AUM	35,875,523	26,202,349	31,817,453	25,204,327
(1) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(2) Includes commission payouts - internal. This is included in "Compensation" on the income statement.
(3) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 20% in the quarter and 97% on a year-to-date basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 9 months ended
Income before income taxes was $27.4 million for the quarter, up 45% from $18.9 million for the quarter ended September 30, 2024 and was $65.9 million on a year-to-date basis, up 12% from $59.1 million for the nine months ended September 30, 2024. Our three and nine months ended results benefited from market value appreciation and inflows to our precious metals physical trusts, partially offset by higher stock-based compensation expense from our new cash-settled stock plan, which accelerates vesting and adds market volatility per IFRS 2 requirements. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

Adjusted EBITDA was $30.5 million for the quarter, up 53% from $20 million for the quarter ended September 30, 2024 and was $77.1 million on a year-to-date basis, up 30% from $59.2 million for the nine months ended September 30, 2024. Our three and nine months ended results benefited from higher average AUM on market value appreciation and inflows to our precious metals physical trusts.

14

Managed equities

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024

Management fees	9,373	7,435	24,860	21,281
Fund expense recoveries	(386)	(275)	(992)	(766)
Fund expenses	(625)	(383)	(1,741)	(1,305)
Direct payouts	(1,504)	(1,041)	(3,984)	(2,992)
Carried interest and performance fees	1,757	4,110	16,556	4,808
Carried interest and performance fee payouts	(690)	—	(1,986)	(251)
Net fees	7,925	9,846	32,713	20,775

Finance income	58	142	161	222
Co-investment income	—	56	—	93
Less: Carried interest and performance fees (net of payouts)	(1,067)	(4,110)	(14,570)	(4,557)
Total net revenues	6,916	5,934	18,304	16,533
Add: Carried interest and performance fees (net of payouts)	1,067	4,110	14,570	4,557
Gain (loss) on investments	4,173	1,218	7,782	3,135
Fund expenses (1)	625	383	1,741	1,305
Direct payouts (2)	2,194	1,041	5,970	3,243
Fund expense recoveries	386	275	992	766
Total revenues	15,361	12,961	49,359	29,539

Net compensation	4,064	3,617	11,459	10,251
Fund expenses (1)	625	383	1,741	1,305
Direct payouts (2)	2,194	1,041	5,970	3,243
Severance, new hire accruals and other	111	58	193	58
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (3)	2,191	—	3,820	—
SG&A	1,139	1,078	3,085	3,598
Interest expense	16	411	145	839
Depreciation and amortization	99	95	295	282
Foreign exchange (gain) loss	(464)	160	1,536	46
Total expenses	9,975	6,843	28,244	19,622

Income before income taxes	5,386	6,118	21,115	9,917
Adjusted EBITDA (4)	2,911	2,157	7,186	5,227
Adjusted EBITDA margin	42%	36%	39%	32%

Total AUM	5,171,187	3,276,153	5,171,187	3,276,153
Average AUM	4,335,539	3,131,978	3,725,598	2,969,909
(1) Includes fund expenses. This is included in "Fund expenses" on the income statement.
(2) Includes direct payouts and internal carried interest and performance fee payout. This is included in "Compensation" on the income statement.
(3) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 20% in the quarter and 97% on a year-to-date basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
3 and 9 months ended
Income before income taxes was $5.4 million for the quarter, down 12% from $6.1 million for the quarter ended September 30, 2024 and was $21.1 million on a year-to-date basis, up from $9.9 million for the nine months ended September 30, 2024. Our three months ended results were impacted by lower performance fees crystallization and higher stock-based compensation expense from our new cash-settled stock plan as previously disclosed. Our nine months ended results benefited from carried interest crystallization on the wind down of a legacy fixed-term exploration LP and performance fee crystallization in certain funds in this segment.
Adjusted EBITDA was $2.9 million for the quarter, up 35% from $2.2 million for the quarter ended September 30, 2024 and was $7.2 million on a year-to-date basis, up 37% from $5.2 million for the nine months ended September 30, 2024. Our three and nine months ended results benefited from higher management fees resulting from higher average AUM on market value appreciation across the majority of our funds in this segment.

15

Private strategies

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024

Management fees	4,323	4,627	13,316	14,785
Fund expenses	(87)	(47)	(263)	(152)
Direct payouts	(367)	(442)	(1,198)	(1,360)
Carried interest and performance fees	—	—	8	—
Carried interest and performance fee payouts	—	—	(2)	—
Net fees	3,869	4,138	11,861	13,273

Finance income	921	1,195	2,679	6,601
Less: Carried interest and performance fees (net of payouts)	—	—	(6)	—
Total net revenues	4,790	5,333	14,534	19,874
Add: Carried interest and performance fees (net of payouts)	—	—	6	—
Gain (loss) on investments	1,001	(767)	1,408	56
Fund expenses (1)	87	47	263	152
Direct payouts (2)	367	442	1,200	1,360
Total revenues	6,245	5,055	17,411	21,442

Net compensation	2,068	2,394	6,450	8,353
Fund expenses (1)	87	47	263	152
Direct payouts (2)	367	442	1,200	1,360
SG&A	490	663	1,322	1,555
Interest expense	1	2	4	6
Depreciation and amortization	13	7	38	21
Foreign exchange (gain) loss	(995)	652	1,734	(697)
Total expenses	2,031	4,207	11,011	10,750

Income before income taxes	4,214	848	6,400	10,692
Adjusted EBITDA (3)	2,232	2,276	6,776	9,967
Adjusted EBITDA margin	47%	43%	47%	50%

Total AUM	2,138,471	2,382,487	2,138,471	2,382,487
Average AUM	2,135,180	2,454,085	2,206,421	2,564,701
(1) Includes fund expenses. This is included in "Fund expenses" on the income statement.
(2) Includes direct payouts and internal carried interest and performance fee payout. This is included in "Compensation" on the income statement.
(3) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 9 months ended
Income before income taxes was $4.2 million for the quarter, up from $0.8 million for the quarter ended September 30, 2024 and was $6.4 million on a year-to-date basis, down 40% from $10.7 million for the nine months ended September 30, 2024. Adjusted EBITDA was $2.2 million for the quarter, down 2% from $2.3 million for the quarter ended September 30, 2024 and was $6.8 million on a year-to-date basis, down 32% from $10 million for the nine months ended September 30, 2024. Our three and nine months ended results were impacted by lower management fees due to lower commitment fee earning assets and lower finance income due to last year's syndication activity in the first half of the year. Income before income taxes was also influenced by market value changes in our co-investments and FX fluctuation in the period.

16

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024

Gain (loss) on investments	13	67	22	(236)
Finance income	516	22	1,106	58
Total revenues	529	89	1,128	(178)

Net compensation	6,873	5,923	19,871	17,068
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (1)	10,153	114	18,549	521
SG&A	887	906	3,148	2,930
Interest expense	244	188	586	575
Depreciation and amortization	497	363	1,379	1,210
Foreign exchange (gain) loss	1,415	(318)	(2,242)	1,673
Total expenses	20,069	7,176	41,291	23,977

Income (loss) before income taxes	(19,540)	(7,087)	(40,163)	(24,155)
Adjusted EBITDA (2)	(3,808)	(3,420)	(11,502)	(10,544)
(1) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 20% in the quarter and 97% on a year-to-date basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(2) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 9 months ended
•Net compensation was higher primarily due to higher incentive compensation on increased net fee generation.

•Impact of market value fluctuation and graded vest amortization on cash-settled equity plans was higher in the quarter and on a year-to-date basis primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 20% in the quarter and 97% on a year-to-date basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

•SG&A was flat in the quarter and higher on a year-to-date basis, primarily due to increased professional services costs.

17

Dividends
The following dividends were declared by the Company during the nine months ended September 30, 2025:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
August 18, 2025 - Regular dividend Q2 2025	September 2, 2025	$0.30	7,740
May 20, 2025 - Regular dividend Q1 2025	June 4, 2025	$0.30	7,740
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
Dividends declared in 2025 (1)			23,224
(1) Subsequent to quarter-end, on November 4, 2025, a regular dividend of $0.40 per common share was declared for the quarter ended September 30, 2025. This dividend is payable on December 2, 2025 to shareholders of record at the close of business on November 17, 2025.

Capital stock
Total capital stock issued and outstanding was 25.8 million (December 31, 2024 - 25.8 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.51 for the quarter and $1.50 on a year-to-date basis compared to $0.50 and $1.48 in the prior periods, respectively. Diluted earnings per share was $0.51 for the quarter and $1.50 on a year-to-date basis compared to $0.49 and $1.44 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the Employee Profit Sharing Plan ("EPSP") Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding (December 31, 2024 - 12,500) pursuant to our stock option plan with 0.6 years (December 31, 2024 - 1.4 years) remaining on their contractual life, all of which are exercisable.

18

Liquidity and capital resources
As at September 30, 2025, the Company had $79.9 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company had $79.2 million of co-investments (December 31, 2024 - $72.8 million) of which $36.6 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments).
As at September 30, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at September 30, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" on August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at September 30, 2025, the Company had $5 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $1.5 million due after 12 months (December 31, 2024 - $1.5 million).

19

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information are described in Note 2 of the December 31, 2024 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually. This annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

20

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the Company as determined at the transactional currency level.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $79.9 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company has $79.2 million of co-investments (December 31, 2024 - $72.8 million) of which $36.6 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.
The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

21

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending Annual Incentive Plans ("AIP"s).
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at September 30, 2025. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the
Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR+ at
www.sedarplus.com

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

22

Consolidated Financial Statements

Three and nine months ended September 30, 2025

Interim condensed consolidated balance sheets (unaudited)

As at		Sep. 30	Dec. 31
(In thousands of U.S. dollars)		2025	2024

Assets
Current
Cash and cash equivalents		79,898	46,834
Fees receivable		23,568	15,393
Short-term investments	(Notes 3 & 10)	446	225
Other assets	(Note 5)	13,499	14,657
Income taxes recoverable		6,138	2,079
Total current assets		123,549	79,188

Co-investments	(Notes 4 & 10)	79,168	72,848
Other assets	(Notes 5 & 10)	39,899	27,279
Property and equipment, net		21,261	19,185
Intangible assets	(Note 8)	180,121	168,254
Goodwill	(Note 8)	19,149	19,149
Deferred income taxes		3,022	2,895
		342,620	309,610
Total assets		466,169	388,798

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		14,544	7,605
Compensation payable		39,484	11,829
Income taxes payable		3,789	10,844
Total current liabilities		57,817	30,278

Other accrued liabilities		49,884	22,958
Deferred income taxes		13,740	11,914
Total liabilities		121,441	65,150

Shareholders' equity
Capital stock	(Note 9)	448,575	450,127
Contributed surplus	(Note 9)	35,039	36,267
Deficit		(51,862)	(67,255)
Accumulated other comprehensive loss		(87,024)	(95,491)
Total shareholders' equity		344,728	323,648
Total liabilities and shareholders' equity		466,169	388,798

Commitments and provisions	(Note 14)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ron Dewhurst"     "Graham Birch"
Director     Director

24

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the nine months ended

		Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In thousands of U.S. dollars, except for per share amounts)		2025	2024	2025	2024

Revenues
Management fees		50,710	38,968	135,145	113,896
Carried interest and performance fees		1,757	4,110	16,564	4,808
Commissions		3,816	498	5,827	4,877
Finance income		1,583	1,574	4,198	7,468
Gain (loss) on investments	(Notes 3, 4 and 5)	7,012	937	11,249	3,879
Co-investment income	(Note 6)	234	418	665	1,108
Total revenues		65,112	46,505	173,648	136,036

Expenses
Compensation	(Note 9)	38,550	18,547	91,972	55,727
Fund expenses		4,579	2,488	10,568	9,134
Selling, general and administrative		4,473	4,612	13,425	13,825
Interest expense		261	933	827	2,478
Depreciation of property and equipment		647	502	1,825	1,621
Foreign exchange (gain) loss		(666)	1,028	3,151	1,318
Other (income) and expenses	(Note 7)	—	—	—	(580)
Total expenses		47,844	28,110	121,768	83,523

Income before income taxes for the period		17,268	18,395	51,880	52,513
Provision for income taxes		4,109	5,698	13,263	14,899
Net income for the period		13,159	12,697	38,617	37,614

Net income per share:
Basic	(Note 9)	0.51	0.50	1.50	1.48
Diluted	(Note 9)	0.51	0.49	1.50	1.44

Net income for the period		13,159	12,697	38,617	37,614

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(5,184)	3,609	8,467	(4,702)
Total other comprehensive income (loss)		(5,184)	3,609	8,467	(4,702)
Comprehensive income (loss)		7,975	16,306	47,084	32,912

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

25

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648
Shares released on equity incentive plans	(Note 9)	—	—	(1,283)	—	—	(1,283)
Shares acquired and canceled under normal course issuer bid	(Note 9)	(28,601)	(1,552)	—	—	—	(1,552)
Foreign currency translation gain (loss)		—	—	—	—	8,467	8,467
Stock-based compensation	(Note 9)	—	—	55	—	—	55
Dividends declared	(Note 11)	—	—	—	(23,224)	—	(23,224)
Net income		—	—	—	38,617	—	38,617
Balance, Sep. 30, 2025		25,786,258	448,575	35,039	(51,862)	(87,024)	344,728

At Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
Shares acquired for equity incentive plan	(Note 9)	(26,321)	(963)	—	—	—	(963)
Shares issued and released on equity incentive plans	(Note 9)	28,379	1,126	(2,042)	—	—	(916)
Foreign currency translation gain (loss)		—	—	—	—	(4,702)	(4,702)
Stock-based compensation	(Note 9)	—	—	12,939	—	—	12,939
Dividends declared		—	—	—	(19,398)	—	(19,398)
Net income		—	—	—	37,614	—	37,614
Balance, Sep. 30, 2024		25,412,209	434,927	46,178	(71,186)	(79,640)	330,279

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

26

Interim condensed consolidated statements of cash flows (unaudited)

	For the nine months ended

	Sep. 30	Sep. 30
(In thousands of U.S. dollars)	2025	2024

Operating activities
Net income for the period	38,617	37,614
Add (deduct) non-cash items:
(Gain) loss on investments	(11,249)	(3,879)
Stock-based compensation	55	12,939
Depreciation of property and equipment	1,825	1,621
Deferred income tax expense	1,399	2,520
Current income tax expense	11,864	12,379
Other items	(469)	(2,578)
Income taxes paid	(22,947)	(6,887)
Changes in:
Fees receivable	(8,175)	2,732
Other assets	(2,674)	(7,725)
Accounts payable, accrued liabilities and compensation payable	37,524	(6,494)
Cash provided by (used in) operating activities	45,770	42,242

Investing activities
Purchase of investments	(7,942)	(12,256)
Sale of investments	12,440	22,626
Purchase of property and equipment	(1,529)	(1,458)
Management contract consideration	—	(3,906)
Cash provided by (used in) investing activities	2,969	5,006

Financing activities
Acquisition of common shares for equity incentive plan	—	(963)
Acquisition of common shares under normal course issuer bid	(1,552)	—
Repayment of lease liabilities	(793)	(1,004)
Contributions from non-controlling interest	8,178	4,060
Advances from loan facility	—	6,440
Repayments of loan facility	—	(12,000)
Dividends paid	(23,224)	(19,398)
Cash provided by (used in) financing activities	(17,391)	(22,865)
Effect of foreign exchange on cash balances	1,716	(1,493)
Net increase (decrease) in cash and cash equivalents during the period	33,064	22,890
Cash and cash equivalents, beginning of the period	46,834	20,658
Cash and cash equivalents, end of the period	79,898	43,548
Cash and cash equivalents:
Cash	74,864	40,070
Short-term deposits	5,034	3,478
	79,898	43,548

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

27

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at September 30, 2025, specifically, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2024 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three and nine months ended September 30, 2025.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on November 4, 2025.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company consolidates interest in its funds or subsidiaries if the Company has control over the entity. Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR"); and
•Sprott Resource Lending Corp. ("SRLC")

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2024 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
3 Short-term investments
Primarily consist of equity investments in public entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Sep. 30, 2025	Dec. 31, 2024

Public equities and share purchase warrants	FVTPL	446	225
Total short-term investments		446	225

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Sep. 30, 2025	Dec. 31, 2024

Co-investments in funds (1)	FVTPL	79,168	72,848
Total co-investments		79,168	72,848
(1) Includes investments in funds managed and previously managed by the Company.

Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
5 Other assets and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Sep. 30, 2025	Dec. 31, 2024

Assets attributable to non-controlling interest	22,311	13,934
Advance on unrealized carried interest	11,684	7,750
Fund recoveries and investment receivables	10,131	10,071
Private holdings (1)	4,474	4,371
Prepaid expenses	3,131	4,158
Other (2)	1,667	1,652
Total other assets	53,398	41,936
(1) Private holdings are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.

Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in the Company's co-investments that are consolidated. Assets attributable to non-controlling interest represent the underlying investments in the funds. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Sep. 30, 2025	Dec. 31, 2024

Assets	22,311	13,934
Liabilities - current (1)	(289)	(90)
Liabilities - long-term (1)	(22,022)	(13,844)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
6 Co-investment income

	For the three months ended		For the nine months ended
	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024

Co-investment income	234	418	665	1,108
Income attributable to non-controlling interest	1,801	520	3,607	856
Expense attributable to non-controlling interest	(1,801)	(520)	(3,607)	(856)
Total co-investment income	234	418	665	1,108

7 Other (income) and expenses

	For the three months ended		For the nine months ended
	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024

Revaluation of contingent consideration	—	—	—	(580)
Total other (income) and expenses	—	—	—	(580)

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
8 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost
At Dec. 31, 2023	132,251	182,902	315,153
Net exchange differences	—	(14,648)	(14,648)
At Dec. 31, 2024	132,251	168,254	300,505
Additions (1)	—	6,468	6,468
Net exchange differences	—	5,399	5,399
At Sep. 30, 2025	132,251	180,121	312,372

Impairment
At Dec. 31, 2023	(113,102)	—	(113,102)
Impairment charge for the year	—	—	—
At Dec. 31, 2024	(113,102)	—	(113,102)
Impairment charge for the period	—	—	—
At Sep. 30, 2025	(113,102)	—	(113,102)

Net book value at:
At Dec. 31, 2024	19,149	168,254	187,403
At Sep. 30, 2025	19,149	180,121	199,270
(1) See "Indefinite life fund management contracts" on page 34 for more details

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
Goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at September 30, 2025, the Company had allocated $19.1 million (December 31, 2024 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.
Indefinite life fund management contracts
As at September 30, 2025, the Company had indefinite life intangibles related to fund management contracts of $180.1 million (December 31, 2024 - $168.3 million). These contracts are held within the exchange listed products and managed equities CGUs. The addition of $6.5 million in the second quarter of the year was related to the remeasurement of a provision related to a historical acquisition.
Impairment assessment of goodwill and indefinite life fund management contracts
In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs as at September 30, 2025.

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
9 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2023	25,410,151	434,764
Shares acquired for equity incentive plan	(26,321)	(963)
Shares issued and released on equity incentive plans	479,211	18,348
Shares acquired and canceled under normal course issuer bid	(48,182)	(2,022)
At Dec. 31, 2024	25,814,859	450,127
Shares acquired and canceled under normal course issuer bid	(28,601)	(1,552)
At Sep. 30, 2025	25,786,258	448,575
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2023	35,281
Released on equity incentive plans	(16,628)
Stock-based compensation	17,614
At Dec. 31, 2024	36,267
Released on equity incentive plans	(1,283)
Stock-based compensation	55
At Sep. 30, 2025	35,039

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
Equity incentive plans
In the first quarter of the year, the Company implemented a cash-settled restricted stock unit ("RSU") plan to replace the existing equity-settled plans for Canadian and U.S. employees. Under the new plan, employees are granted cash-settled RSUs. On each vest date, assuming the vesting criteria is met, the cash value of the RSUs will be paid out to employees. The Company granted nil cash-settled RSUs during the three months ended September 30, 2025 (three months ended September 30, 2024 - nil) and 976,550 cash-settled RSUs during the nine months ended September 30, 2025 (nine months ended September 30, 2024 - nil). These cash-settled RSUs will vest over a period of up to three years and are expensed on a graded vesting basis.
Under the Company's legacy equity plans, as of September 30, 2025, there were nil unvested shares held in the Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust") (December 31, 2024 - nil). There were no equity-settled RSUs granted during the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - nil). There are 12,500 options outstanding (December 31, 2024 - 12,500) with a weighted average exercise price of CAD$27.30 and 0.6 years (December 31, 2024 - 1.4 years) remaining on their contractual life.
The company recorded stock-based compensation of $22.4 million during the three months ended September 30, 2025 (three months ended September 30, 2024 - $4.8 million) and $47.2 million during the nine months ended September 30, 2025 (nine months ended September 30, 2024 - $13.8 million).

Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the nine months ended
	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024

Numerator (in thousands $):
Net income - basic and diluted	13,159	12,697	38,617	37,614

Denominator (number of shares in thousands):
Weighted average number of common shares	25,796	25,863	25,804	25,863
Weighted average number of unvested shares in the Trust	—	(458)	—	(460)
Weighted average number of common shares - basic	25,796	25,405	25,804	25,403
Weighted average number of dilutive stock options	13	13	13	13
Weighted average number of unvested shares under equity incentive plan	5	622	5	624
Weighted average number of common shares - diluted	25,814	26,040	25,822	26,040

Net income per common share
Basic	0.51	0.50	1.50	1.48
Diluted	0.51	0.49	1.50	1.44

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at September 30, 2025 and 2024, all entities were in compliance with their respective capital requirements.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
10     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at September 30, 2025 and December 31, 2024 (in thousands $).

Short-term investments

Sep. 30, 2025	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	379	67	—	446
Total recurring fair value measurements	379	67	—	446

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	172	47	6	225
Total recurring fair value measurements	172	47	6	225

Co-investments

Sep. 30, 2025	Level 1	Level 2	Level 3	Total

Co-investments (1)	12,619	66,549	—	79,168
Total recurring fair value measurements	12,619	66,549	—	79,168

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Co-investments (1)	5,511	67,337	—	72,848
Total recurring fair value measurements	5,511	67,337	—	72,848
(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities, precious metals or critical materials.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
Other assets

Sep. 30, 2025	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,474	4,474
Assets attributable to non-controlling interest	—	22,311	—	22,311
Total recurring fair value measurements	—	22,311	4,474	26,785

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,371	4,371
Assets attributable to non-controlling interest	—	13,934	—	13,934
Total recurring fair value measurements	—	13,934	4,371	18,305

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Sep. 30, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2025
Share purchase warrants	6	—	—	(6)	—
Total	6	—	—	(6)	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Share purchase warrants	2	23	—	(19)	6
Total	2	23	—	(19)	6

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
Other assets

	Changes in the fair value of Level 3 measurements - Sep. 30, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2025
Private holdings	4,371	—	—	103	4,474
Total	4,371	—	—	103	4,474

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Private holdings	4,890	—	—	(519)	4,371
Total	4,890	—	—	(519)	4,371

During the nine months ended September 30, 2025, the Company transferred public equities of $nil (December 31, 2024 - $nil) from Level 2 to Level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Co-investments	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2024 - $0.2 million).
Included in compensation payable and other accrued liabilities are liabilities related to the cash-settled RSUs of $42.5 million (December 31, 2024 - $nil) which are carried at fair value based on the underlying stock price of Sprott Inc. shares.

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities, other accrued liabilities and compensation payable excluding the above mentioned RSUs represent a reasonable approximation of fair value.

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
11     Dividends
The following dividends were declared by the Company during the nine months ended September 30, 2025:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
August 18, 2025 - Regular dividend Q2 2025	September 2, 2025	$0.30	7,740
May 20, 2025 - Regular dividend Q1 2025	June 4, 2025	$0.30	7,740
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
Dividends declared in 2025 (1)			23,224
(1) Subsequent to quarter-end, on November 4, 2025, a regular dividend of $0.40 per common share was declared for the quarter ended September 30, 2025. This dividend is payable on December 2, 2025 to shareholders of record at the close of business on November 17, 2025.

12     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, revaluation of contingent considerations, carried interest and performance fees and carried interest and performance fee payouts (adjusted EBITDA).
Adjusted EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended September 30, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	42,721	15,361	6,245	529	256	65,112
Total expenses	15,298	9,975	2,031	20,069	471	47,844
Income (loss) before income taxes	27,423	5,386	4,214	(19,540)	(215)	17,268
Adjusted EBITDA	30,549	2,911	2,232	(3,808)	32	31,916

For the three months ended September 30, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	27,879	12,961	5,055	89	521	46,505
Total expenses	8,971	6,843	4,207	7,176	913	28,110
Income (loss) before income taxes	18,908	6,118	848	(7,087)	(392)	18,395
Adjusted EBITDA	20,021	2,157	2,276	(3,420)	(359)	20,675

For the nine months ended September 30, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	105,630	49,359	17,411	1,128	120	173,648
Total expenses	39,722	28,244	11,011	41,291	1,500	121,768
Income (loss) before income taxes	65,908	21,115	6,400	(40,163)	(1,380)	51,880
Adjusted EBITDA	77,085	7,186	6,776	(11,502)	(275)	79,270

For the nine months ended September 30, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	85,389	29,539	21,442	(178)	(156)	136,036
Total expenses	26,302	19,622	10,750	23,977	2,872	83,523
Income (loss) before income taxes	59,087	9,917	10,692	(24,155)	(3,028)	52,513
Adjusted EBITDA	59,245	5,227	9,967	(10,544)	(1,094)	62,801

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2025 and 2024
For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Canada	55,004	37,594	134,985	117,912
United States	10,108	8,911	38,663	18,124
	65,112	46,505	173,648	136,036

13     Loan facility
As at September 30, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at September 30, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" on August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

14     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at September 30, 2025, the Company had $5 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $1.5 million due after 12 months (December 31, 2024 - $1.5 million).

43